UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Filing for the month of: June 2015 (Report No.2)

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

94 Em Hamoshavot Road

Petach Tikva 49527, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Background

As previously disclosed, on April 30, 2015, ClickSoftware Technologies Ltd. (“we” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Optimizer Topco S.A.R.L. ("Parent") and Optimizer Merger Holdings Ltd. ("Merger Sub"), pursuant to which the Company will be merged with and into Merger Sub, with the Company continuing as the surviving corporation in the merger and a wholly owned subsidiary of Parent (the “Merger”).

This Current Report on Form 6-K is being filed in connection with a settlement of certain litigation related to the Merger Agreement. As previously disclosed on Form 6-K on June 1, 2015 the Company and its Board of Directors, and Francisco Partners, LP and certain of its affiliates, have been named as defendants in a shareholder derivative and direct class action complaint filed in the Orange County Superior Court of California (the "Complaint"). The Complaint alleges, among other things, certain breaches of fiduciary duty in connection with the Merger Agreement.

To resolve the litigation, the Company is providing certain additional disclosures to those contained in the definitive proxy statement with respect to the Merger which was attached to the Company's Form 6-K on May 7, 2015 and which was mailed to the Company's shareholders of record as of the close of business on May 12, 2015 (the “Proxy Statement”) in connection with the solicitation of proxies for use at the special meeting of shareholders of the Company to be held at our executive offices located at Azorim Park, Oren Building, 94 Em Hamoshavot Road, Petach Tikva, 4970602, Israel on Thursday, June 11, 2015, at 4:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time. The Company's board of directors previously fixed April 12, 2015 as the record date for the purpose of determining the shareholders who are entitled to receive notice of, and to vote at (in person or by proxy), the special meeting.

The Company's board of directors unanimously determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable and fair to and in the best interests of the Company and its shareholders, and unanimously recommended that our shareholders vote to approve the Merger Agreement.

Litigation Related to the Merger

On June 8, 2015, the parties in the above-described lawsuit agreed on the terms of a settlement of the action, including the dismissal with prejudice of the action and a release of all claims made therein against all of the defendants. The proposed settlement is conditioned upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the merger, and final approval of the proposed settlement by the court. In addition, in connection with the settlement, the parties contemplate that plaintiffs’ counsel will seek an award of attorneys’ fees and expenses as part of the settlement. There can be no assurance that the Merger will be consummated, that the parties ultimately will enter into a stipulation of settlement, or that the court will approve the settlement even if the parties enter into such stipulation. If the settlement conditions are not met, the proposed settlement would become void. The settlement will not affect the amount of the merger consideration that our stockholders are entitled to receive in the merger.

The Company and the other defendants have vigorously denied, and continue to vigorously deny, any wrongdoing, fault or liability with respect to the facts and claims asserted and deny that they have committed any unlawful or wrongful act alleged in the Complaint or otherwise in relation to the Merger, and believe that no further disclosure is required to supplement the proxy statement/prospectus under any applicable laws. The defendants have agreed to the terms of the proposed settlement described above solely to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation, including the risk of delaying or adversely affecting the merger.

Additional Disclosures Required by the Settlement

The Company has agreed to provide supplemental disclosures to the sections entitled "Background to Merger" and "Opinion of Financial Advisor" in the Proxy Statement.

Without admitting in any way that any of the disclosures below are material or required by the federal securities laws, state fiduciary law, or any other applicable rule, statute, regulation or law, the Company makes the following additional disclosures:

Disclosures in Background to the Merger (commencing on page 22 of the Proxy)

The following disclosure supplements the discussion on page 22 of the Proxy Statement by amending and replacing in its entirety the fifth paragraph of the “Background of the Merger” section.

On November 27, 2014, Francisco Partners IV LP (which we refer to as FP), submitted an unsolicited proposal to acquire all of our shares at a purchase price of $11.00 per share. The Board was promptly informed of this proposal but we did not provide a detailed response or meet with FP until February 2015 since we wanted to solicit interest from other potential parties as part of the organized process which was being coordinated by Jefferies at the direction of the Board.

The following disclosure supplements the discussion on pages 22 and 23 of the Proxy Statement by amending and replacing in its entirety the seventh through the eleventh paragraphs of the “Background of the Merger” section.

On February 4, 2015, there was a media report in Israel regarding a potential sale of our company and the retention of a financial advisor to assist in the process. Rumors within the investment banking committee and the media report prompted 11 additional parties to express interest in discussing a potential acquisition. Jefferies responded to such interest and qualified parties to participate in the process. All-in–all 12 parties entered into a confidentiality agreement.

Management held in-person or video conference meetings with 12 parties, including 7 strategic and 5 financial parties over the course of February and March 2015. On February 12, 2015 an in-person meeting was held between Prof. BenBassat and Joel Jeselsohn, our CEO and CFO, respectively, representatives of Jefferies and representatives of FP and their advisors at which our company was formally presented.

Between mid-February and mid-March, 2015, the Company received five initial indications of interest (including from FP) ranging from $9.00 per share to $15.00 per share, including a proposal from Company B at $12.00 to $13.50 per share and a proposal from Company C at $13.00 to 15.00 per share. FP's proposal was at $13.00 per share.

Following presentations by our CEO and CFO held during February and March 2015, despite Jefferies' efforts as directed by the Board, multiple parties determined not to move forward in evaluating a potential acquisition of the Company, including Company C.

Disclosures in Opinion of Financial Advisor (commencing on page 28 of the Proxy)

The following disclosure supplements the discussion on page 31 of the Proxy Statement by adding the following after the sentence reading "For the selected comparable companies, where applicable, Jefferies adjusted fiscal years to calendar years".

Selected Comparable Companies Multiples

Benchmark	25th Percentile	Median	75th Percentile

TEV / CY 2015E Revenue	1.6x	2.2x	3.8x
TEV / CY 2016E Revenue	1.5x	2.1x	3.2x
TEV / CY 2015E EBITDA	9.4x	15.0x	21.2x
TEV / CY 2016E EBITDA	9.6x	15.5x	22.8x

The following disclosure supplements the discussion on page 32 of the Proxy Statement by amending and replacing in its entirety the table entitled "Selected Transaction Median Multiples" in the “Opinion of Financial Advisor” section.

Selected Transaction Median Multiples

	25th Percentile	Median	75th Percentile
LTM TEV / Revenue	2.6x	3.4x	4.5x
LTM TEV / EBITDA	11.4x	13.6x	16.5x

The contents of this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Registration Statements on Form S-8 (registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825, 333-158839, 333-166028,333-173200, 333-180433, and 333-187488) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Joel Jeselsohn
Name:	Joel Jeselsohn
Title:	Chief Financial Officer

Date: June 8, 2015